UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

HAWAIIAN TELCOM HOLDCO, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

420031106
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to  which this Schedule 13G is filed:

                  [   ]   Rule 13d-1(b)
                  [   ]   Rule 13d-1(c)
                  [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 420031106

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

Stephen Feinberg

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]	Not
(b) [ ]	Applicable

(3) SEC Use Only

(4) Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned
Each Reporting Person With by	(5) Sole Voting Power:	0*
	(6) Shared Voting Power:	0*
	(7) Sole Dispositive Power:	0*
	(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 0*

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A

(11) Percent of Class Represented by Amount in Row (9): 0%*

(12) Type of Reporting Person (See Instructions): IA, IN

* Based upon the information set forth in the amended Quarterly Report on Form 10-Q/A, filed on December 18, 2012, of Hawaiian Telcom Holdco, Inc. (the "Company"), there were 10,290,130 shares of common stock, par value $0.01 per share (the "Common Stock"), of the Company issued and outstanding as of November 8, 2012.  As of December 31, 2012, Cerberus Series Four Holdings, LLC, a Delaware limited liability company, no longer held any shares of Common Stock and no longer held any warrants to purchase shares of Common Stock.  Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Cerberus Series Four Holdings, LLC.

Item 1(a) Name Of Issuer: Hawaiian Telcom Holdco, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
1177 Bishop Street
Honolulu, Hawaii 96813

Item 2(a) Name of Person Filing: Stephen Feinberg

Item 2(b) Address of Principal Business Office or, if None, Residence:
875 Third Avenue, 11th Floor
New York, New York 10022

Item 2(c) Citizenship: United States

Item 2(d) Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2(e) CUSIP No.: 420031106

Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4. Ownership.

(a) Amount Beneficially Owned (as of December 31, 2012):	0*

(b) Percent of Class (as of December 31, 2012):	0%*

(c) Number of Shares as to which such person has:

(i) sole power to vote or to direct the vote:	0*

(ii) shared power to vote or to direct the vote:	0*

(iii) sole power to dispose or to direct the disposition of:	0*

(iv) shared power to dispose or to direct the disposition of:	0*
_____________

* Based upon the information set forth in the amended Quarterly Report on Form 10-Q/A, filed on December 18, 2012, of Hawaiian Telcom Holdco, Inc. (the "Company"), there were 10,290,130 shares of common stock, par value $0.01 per share (the "Common Stock"), of the Company issued and outstanding as of November 8, 2012.  As of December 31, 2012, Cerberus Series Four Holdings, LLC, a Delaware limited liability company, no longer held any shares of Common Stock and no longer held any warrants to purchase shares of Common Stock.  Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Cerberus Series Four Holdings, LLC.

Item 5.    Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  [X]

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person

                         Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

                         Not Applicable.

Item 8.    Identification and Classification of Members of the Group

                         Not Applicable.

Item 9.    Notice of Dissolution of Group

                         Not Applicable.

Item 10.   Certification

                         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of, changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with, or as a participant in, any transaction having that purpose or effect.

SIGNATURE

                              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013

/s/ Stephen Feinberg
Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capaital Management, L.P

   Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)